SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                      For the Year Ended December 31, 2004

                Seneca Foods Corporation Employees' Savings Plan
                            (Full title of the Plan)


                            Seneca Foods Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                 3736 South Main Street, Marion, New York 14505
                     (Address of principal executive office)

                              REQUIRED INFORMATION


1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

         See accompanying index on page 3.

2.       Signature

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN




                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                               FOR THE YEARS ENDED
                           DECEMBER 31, 2004 AND 2003













                                     Bobbitt, Pittenger & Company, P.A.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN



                                    CONTENTS


                                                                         PAGE
                                                                         ----

FINANCIAL STATEMENTS

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                1

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                        2

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS             3

NOTES TO FINANCIAL STATEMENTS                                              4

SUPPLEMENTAL SCHEDULE

    SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                        9

June 18, 2005



Seneca Foods Corporation
Employees' Savings Plan
Marion, New York


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We have audited the accompanying statements of net assets available for benefits of the Seneca Foods Corporation Employees' Savings Plan ("the Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the foregoing Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Bobbitt, Pittenger & Company, P.A.

Certified Public Accountants

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                         December 31,
                                                                                2004                    2003
                                                                                ----                    ----

           ASSETS

INVESTMENTS:
    At fair value:
        MFS Total Return Fund A                                              $15,747,651              $  7,266,908
        U.S. Bank Stable Asset Fund                                            9,285,374                 5,301,586
        First American Equity Index Fund Y                                     8,804,095                 5,633,369
        Federated Capital Appreciation Fund A                                  7,357,346                 6,225,592
        Seneca Foods Corporation Employer Stock Fund                           7,074,450                 6,935,546
        Dreyfus Mid-Cap Index Fund                                             3,481,835                   329,388
        Massachusetts Investors Growth Fund A                                  3,273,860                   119,998
        Strong Small Cap Value Fund                                            3,029,716                   364,334
        First American Intermediate Term Bond Fund A                           2,803,229                   198,190
        Dreyfus International Stock Index                                      2,527,809                   917,069
        MFS Value Fund A                                                         818,918                   175,301
        Principal cash                                                             5,327
                                                                             -----------              ------------

Total investments                                                             64,209,610                33,467,281
                                                                             -----------              ------------

LOANS RECEIVABLE                                                                 620,503                   125,549

CONTRIBUTIONS RECEIVABLE
    Employer                                                                   1,519,172                   961,864
    Employee                                                                      91,749                    70,908
                                                                             -----------               -----------

Total contributions receivable                                                 1,610,921                 1,032,772
                                                                             -----------               -----------

NET ASSETS AVAILABLE FOR BENEFITS                                            $66,441,034               $34,625,602
                                                                             ===========               ===========

                     See notes to the financial statements.

                                       -2-

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS


                                                                                    Year Ended December 31,
                                                                                 2004                     2003
                                                                                 ----                     ----

ADDITIONS:
    Additions to net assets attributed to:
        Net appreciation in
           fair value of investments                                            $  1,758,037           $ 5,376,353
        Interest and dividend income                                                 441,560               312,835
        Contributions:
           Participant                                                             4,485,808             4,095,554
           Employer                                                                1,519,832               972,538
         Transfer of assets                                                       25,486,344
                                                                                ------------           -----------

        Total additions                                                           33,691,581            10,757,280

DEDUCTIONS:
    Deductions from net assets attributed to:
        Withdrawals by participants/other                                         (1,868,326)           (1,138,266)
        Other expenses                                                                (7,823)
                                                                                -------------          -----------
                                                                                  (1,876,149)           (1,138,266)

NET INCREASE                                                                      31,815,432             9,619,014

NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF YEAR                                                             34,625,602            25,006,588
                                                                                 -----------           -----------

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF YEAR                                                                  $66,441,034           $34,625,602
                                                                                 ===========           ===========

                     See notes to the financial statements.

                                       -3-

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2004 AND 2003


NOTE A - DESCRIPTION OF PLAN

The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On December 16, 2004, the Seneca Foods, L.L.C. 401(k) Retirement Savings Plan (formerly the Chiquita Processed Foods 401(k) Plan) merged into the Seneca Foods Corporation Employee Savings Plan. As a result, all investments in mutual funds and participant loans were transferred from Seneca Foods, L.L.C. 401(k) Retirement Savings Plan to the Seneca Foods Corporation Employee Savings Plan on that date.

Contributions

Participants may elect to contribute, on a pre-tax basis (elective deferrals), from 1% to 60% of their compensation up to regulatory maximums. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. During the year ended December 31, 2004 the Company contributed fifty percent of the first four percent of base compensation that a participant contributed to the Plan. The Company contributions are invested directly in Seneca Foods Corporation Employer Stock Fund and are allocated to participants based on the participants pro rata share of total participating payroll.

Vesting

Participants are immediately vested in all elective contributions and related earnings. Matching contributions made by the Plan sponsor fully vest after a service period of five years.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear a reasonable rate of interest, as determined by the Company. Principal and interest is paid through monthly payroll deductions. The term of the loan should not exceed five years except in the case of a loan used to acquire a dwelling unit that is to be the principal residence of the participant.

                                  SENECA FOODS
                      CORPORATION EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits

After termination of service, the participant's account balance is generally distributed in a lump sum if the balance is less than $5,000. Benefits are recorded when paid.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Administrator shall determine the method of distribution of the participants' accounts in accordance with the provisions of the plan.

Participant Accounts

Each participants' account is credited with the participants' contribution and allocations of (a) additional Company contributions, if any, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants' vested account.

Forfeited Accounts

At December 31, 2004 forfeited non-vested accounts totaled approximately $84,000. These accounts were used to reduce employer contributions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

All investments are valued at fair value as determined by quoted market prices. Current year increases or decreases in market value are recognized as investment appreciation or depreciation. All security transactions are recorded as of the trade date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE C - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 30, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                                    2004               2003
                                                    ----               ----

MFS Total Return Fund                           $15,747,651          $7,266,908
U.S. Bank Stable Asset Fund                       9,285,374           5,301,586
First American Equity Index Fund Y                8,804,095           5,633,369
Federated Capital Appreciation Fund A             7,357,346           6,225,592
Seneca Foods Corporation Employer Stock Fund      7,074,450*          6,935,546*
Dreyfus Mid-Cap Index Fund                        3,481,835
Massachusetts Investors Growth Fund A             3,273,860
Strong Small Cap Value Fund                       3,029,716
First America Intermediate Term Bond Fund A       2,803,229



* Nonparticipant-directed

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:


        Mutual funds                                           $1,963,592
        Collective investment funds                              (205,555)
                                                               ----------

                                                               $1,758,037
                                                               ==========

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at December 31:

                                                   2004              2003
                                                   ----              ----
Net assets:
    Seneca Foods Corporation
      Employer Stock Fund                       $7,074,450       $6,935,546
                                                ==========       ==========

Changes in net assets:
    Contributions                               $1,182,334      $   715,393
    Net (depreciation) appreciation
      in fair value                               (652,905)       2,041,472
    Withdrawals by participants                   (390,525)        (246,135)
                                               -----------       ----------

                                               $   138,904       $2,510,730
                                               ===========       ==========

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 at December 31:

                                                  2004               2003
                                                  ----               ----

Net assets available for benefits
    per the financial statements             $66,441,034         $34,625,602
Contributions receivable                      (1,610,921)         (1,032,772)
                                             -----------         -----------

Net assets available for benefits
    Per Schedule H to the Form 5500          $64,830,113         $33,592,830
                                             ===========         ===========

The following is a reconciliation of contributions received per the financial statements for the year ended December 31 to the Schedule H of For 5500:

                                                  2004                2003
                                                  ----                ----

Contributions per the financial statement     $6,005,640         $5,068,092
Contributions receivable                      (1,610,921)        (1,032,772)
Contributions accrued in prior year            1,032,772            522,213
                                              ----------         ----------

Contributions per Schedule H to the Form 5500 $5,427,491         $4,557,533
                                              ==========         ==========

                              SUPPLEMENTAL SCHEDULE


                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2004

                                     Description of Investment
      Identity of Issue,              Including Maturity Date,
     Borrower, Lessor               Rate of Interest, Collateral,                                      Current
       or Similar Party                  Par or Maturity Value                    Cost                   Value
     -------------------            ------------------------------                ----                 --------

     Mutual Funds                   MFS Total Return Fund A                    $                     $  15,747,651

                                    Federated Capital Appreciation
                                        Fund A                                                           7,357,346

                                    First American Equity Index
                                        Fund Y                                                           8,804,095

                                    Strong Small Cap Value Fund                                          3,029,716

                                     Dreyfus International Stock
                                        Index Fund                                                       2,527,809

                                    Dreyfus Mid Cap Index Fund                                           3,481,835

                                    First American Intermediate
                                        Term Bond Fund A                                                 2,803,229

                                    MFS Value Fund A                                                       818,918

                                    Massachusetts Investors
                                        Growth Fund A                                                    3,273,860

                                    Contribution Account                                                     5,327

     Collective Investment
     Funds                          Seneca Foods Corporation
                                      Employer Stock Fund                           5,500,294            7,074,450**

                                    U.S. Bank Stable Asset Fund 9,285,374

     Participant Loans              Interest rates 5% - 9.25%                                              620,503

**  non-participant directed

                                      -8-

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





                                                  Seneca Foods Corporation
                                                  Employees' Savings Plan
                                                  (Name of Plan)



                                                   /s/Kraig H. Kayser
                                                   -----------------------
June 29, 2005                                      Kraig H. Kayser
                                                   Sponsor of Seneca Foods
                                                   Corporation Employees'
                                                   Savings Plan